UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Air Lease Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00912X302

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00912X302

1.	Names of Reporting Persons Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,555,556 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,555,556 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,556 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00912X302

1.	Names of Reporting Persons ACOF Management III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,555,556 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,555,556 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,556 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00912X302

1.	Names of Reporting Persons ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,555,556 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,555,556 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,556 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00912X302

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,944,444 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,944,444 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,944,444 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00912X302

1.	Names of Reporting Persons Ares Management Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,944,444 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,944,444 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,944,444 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00912X302

1.	Names of Reporting Persons Ares Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,944,444 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,944,444 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,944,444 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00912X302

1.	Names of Reporting Persons Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,944,444 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,944,444 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,944,444 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer: Air Lease Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 2000 Avenue of the Stars, Suite 1000N Los Angeles, California 90067

Item 2.
(a)

Name of Person Filing:
Ares Corporate Opportunities Fund III, L.P. (“ACOF III”)

ACOF Management III, L.P. (“ACOF Management”)

ACOF Operating Manager III, LLC (“ACOF Operating”)

Ares Management LLC (“Ares Management”)

Ares Management Holdings LLC (“Ares Management Holdings”)

Ares Holdings LLC (“Ares Holdings”)

Ares Partners Management Company LLC (“APMC” and, together with ACOF III, ACOF Management, ACOF Operating, Ares Management, Ares Management Holdings and Ares Holdings, the “Ares Filing Persons”)

	(b)	Address of Principal Business Office or, if none, Residence: For each Ares Filing Person: 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
	(c)	Citizenship: For each Ares Filing Person, Delaware
	(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share
	(e)	CUSIP Number: 00912X302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

ACOF III, as of December 31, 2011, owned 5,555,556 shares of Class A Common Stock (“Common Stock”) of Air Lease Corporation (the “Issuer”), which are reported on this Schedule 13G.  Ares Special Situations Fund, L.P. (“ASSF”), as of December 31, 2011, owned 724,947 shares of Common Stock of the Issuer, which are reported on this Schedule 13G.  Ares Special Situations Fund I-B, L.P. (“ASSF I-B”), as of December 31, 2011, owned 663,941 shares of Common Stock of the Issuer, which are reported on this Schedule 13G.  Each of the other Ares Filing Persons, as a result of the relationships described below, may be deemed to indirectly beneficially own the Common Stock reported on the cover page to this Schedule 13G for such Ares Filing Person.  The general partner of ACOF III is ACOF Management, and the general partner of ACOF Management is ACOF Operating.  The general partner of ASSF and ASSF I-B is ASSF Management, L.P. (“ASSF Management”) and the general partner of ASSF Management is ASSF Operating Manager, LLC (“ASSF Operating” and, together with ASSF, ASFF I-B, ASSF Management and the Ares Filing Persons, the “Ares Entities”). ACOF Operating and ASSF Operating are owned by Ares Management, which, in turn, is owned by Ares Management Holdings. Ares Management Holdings is controlled by Ares Holdings, which, in turn, is controlled by APMC. APMC is managed by an executive committee comprised of Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal.  Because the executive committee acts by consensus/majority approval, none of the members of the executive committee has sole voting or dispositive power with respect to any shares of Common Stock.  Each of the members of the executive committee, the Ares Entities (other than ACOF III, ASSF and ASSF I-B with respect to the shares held directly by ACOF III, ASSF and ASSF I-B, respectively) and the directors, officers, partners, stockholders, members and managers of the Ares Entities expressly disclaims beneficial ownership of any shares of Common Stock, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such shares.

(b)

Percent of class:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.  The percentage amounts are based on 98,885,131 shares of Class A Common Stock outstanding as of November 11, 2011 as reported by the Issuer in its quarterly report on Form 10-Q for the period ending September 30, 2011 (“Form 10-Q”). (1)

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
(ii) Shared power to vote or to direct the vote The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
(iii) Sole power to dispose or to direct the disposition of The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
(iv) Shared power to dispose or to direct the disposition of The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

(1) Number of shares of Class A Common Stock outstanding does not include 1,829,339 shares of Class B Non-Voting Common Stock, $0.01 par value (“Class B Non-Voting Common Stock”), as reported by the Issuer in its Form 10-Q, that are held by a third party.  As disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, dated September 2, 2011, each share of Class B Non-Voting Common Stock is convertible into a share of Class A Common Stock at the option of the holder, except that each share of Class B Non-Voting Common Stock will only become convertible at the time it is transferred to a third party unaffiliated with Société Générale S.A.

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2012

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF OPERATING MANAGER III, LLC
Its:	Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF MANAGEMENT III, L.P.

By:	ACOF OPERATING MANAGER III, LLC
Its:	General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES HOLDINGS LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory